                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 13)(1)

                         AMBASSADORS INTERNATIONAL INC.
 ------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
 ------------------------------------------------------------------------------
                         (Title of class of securities)

                                   023178 10 6
 ------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
 ------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 11, 2007
 ------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /

      NOTE. The Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including all exhibits.  SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 16 Pages)

------------

(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 023178 10 6                   13D                   Page 2 of 16 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,208,351 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,208,351 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,208,351 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    19.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 023178 10 6                   13D                   Page 3 of 16 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Offshore Fund Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   322,186 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              322,186 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    322,186 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 023178 10 6                   13D                   Page 4 of 16 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Offshore Fund II Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   374,321 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              374,321 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    374,321 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 023178 10 6                   13D                   Page 5 of 16 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,424,935 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,424,935 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,424,935 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 023178 10 6                   13D                   Page 6 of 16 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,511,844 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,511,844 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,511,844 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 023178 10 6                   13D                   Page 7 of 16 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Holdings, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,511,844 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,511,844 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,511,844 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 023178 10 6                   13D                   Page 8 of 16 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Partners, 100 L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   86,909 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              86,909 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    86,909 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 023178 10 6                   13D                   Page 9 of 16 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,208,351 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,208,351 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,208,351 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    19.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 023178 10 6                   13D                  Page 10 of 16 Pages
----------------------                                    ----------------------

      The  following  constitutes  Amendment  No. 13  ("Amendment  No. 13") to
Schedule  13D, as amended to date,  filed by the  undersigned  (the  "Schedule
13D").  Except as specifically  amended by this Amendment No. 13, the Schedule
13D remains in full force and effect.

      Item 2 is hereby amended in its entirety to read as follows:

Item 2.     IDENTITY AND BACKGROUND.

      This  Schedule  13D  is  filed  by  MLF  Partners,   L.P.  ("MLFP"),   MLF
Investments,  LLC ("MLFI"),  MLF Offshore Fund Ltd. ("MLF Offshore Fund I"), MLF
Offshore Fund II Ltd.  ("MLF Offshore Fund II"),  MLF Capital  Management,  L.P.
("MLF Capital"),  MLF Holdings,  LLC ("MLF  Holdings"),  MLF Partners,  100 L.P.
("MLF Partners 100") and Matthew L. Feshbach  (together with MLFI, MLF Holdings,
MLF Offshore Fund I, MLF Offshore Fund II, MLF Capital and MLF Partners 100, the
"Reporting  Persons"),  who act as a group with  regards  to certain  aspects of shares of Common Stock.

      MLFI is a limited liability company, organized and existing under the laws of the State of Delaware.  The principal  business of MLFI is private investment consulting  and acting as the  investment  advisor of MLFP, MLF Offshore Fund I,
MLF Offshore Fund II, and MLF Partners 100. The business  address of MLFI is 455
N. Indian Rocks Road, Suite B, Belleair Bluffs, Florida 33770.

      Matthew L.  Feshbach is an  individual  whose  business  address is 455 N.
Indian Rocks Road,  Suite B,  Belleair  Bluffs,  Florida  33770.  His  principal occupation is managing member of each of MLFI and MLF Holdings.

      MLFP is a limited partnership organized and existing under the laws of the
State of Delaware.  The principal  business of MLFP is investing in  securities.
MLF Partners 100 is a limited partnership  organized and existing under the laws of the State of Delaware.  The principal business of MLF Partners 100 is private investing in  securities.  The business  address of MLFP and MLF Partners 100 is
455 N. Indian Rocks Road, Suite B, Belleair Bluffs, Florida 33770.

      MLF  Offshore  Fund I and MLF  Offshore  Fund II are limited  corporations organized  and  existing  under the laws of the Cayman  Islands.  The  principal businesses  of MLF  Offshore  Fund  I and  MLF  Offshore  Fund  II  are  private investment  consulting.  The  business  address of MLF  Offshore  Fund I and MLF
Offshore Fund II is c/o Trident Trust Company  (Cayman) Ltd., One Capital Place,
P.O. Box 847, Grand Cayman, Cayman Islands, B.W.I.

      MLF Capital is a limited partnership organized and existing under the laws of the State of  Delaware.  The  principal  business of MLF Capital is acting as general  partner  of MLFP  and MLF  Partners  100.  MLF  Holdings  is a  limited liability  company,  organized  and  existing  under  the  laws of the  state of
Delaware.  The  principal  business of MLF  Holdings is private  investment  and acting as the  general  partner  of MLF  Capital.  The  business  address of MLF
Capital and MLF Holdings is 455 N. Indian Rocks Road,  Suite B, Belleair Bluffs,
Florida 33770.

      During the last five years,  none of MLFP,  MLFI, MLF Offshore Fund I, MLF
Offshore Fund II, MLF Partners 100, MLF Capital,  MLF Holdings,  or Mr. Feshbach
has been convicted in a criminal  proceeding  (excluding  traffic  violations or similar  misdemeanors).  In addition,  during the last five years, none of MLFP,
MLFI,  MLF Partners  100, MLF Capital,  MLF Holdings or Mr.  Feshbach has been a party to a civil proceeding of any judicial or administrative  body of competent jurisdiction  as a result  of which it or he was or is  subject  to a  judgment, decree,  or final  order  enjoining  future  violations  of, or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Item 3 is amended in its entirety to read as follows:

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As of July 30, 2007, MLFP  beneficially  owned 1,424,935  shares of Common
Stock.  MLFI,  Mr.  Feshbach,  MLF  Holdings,  and MLF  Capital may be deemed to beneficially  own the shares of Common  Stock  owned by MLFP.  The funds used to

----------------------                                    ----------------------
CUSIP No. 023178 10 6                   13D                  Page 11 of 16 Pages
----------------------                                    ----------------------

purchase such shares of Common Stock came from the working  capital of MLFP. The aggregate cost of such shares of Common Stock is approximately $18,234,127.

      As of July 30, 2007, MLF Offshore Fund I beneficially owned 322,186 shares of Common Stock.  MLFI and Mr.  Feshbach may be deemed to  beneficially  own the shares of Common Stock owned by MLF Offshore  Fund I. The funds used to purchase such shares of Common Stock came from the working  capital of MLF Offshore  Fund
I.  The  aggregate  cost  of  such  shares  of  Common  Stock  is  approximately
$4,044,167.

      As of July 30,  2007,  MLF Offshore  Fund II  beneficially  owned  374,321 shares of Common Stock.  MLFI and Mr. Feshbach may be deemed to beneficially own the  shares of Common  Stock  owned by MLF  Offshore  Fund II. The funds used to purchase  such  shares of Common  Stock  came from the  working  capital  of MLF
Offshore  Fund  II.  The  aggregate  cost of such  shares  of  Common  Stock  is approximately $4,801,727.

      As of July 30, 2007, MLF Partners 100 beneficially  owned 86,909 shares of
Common Stock.  MLFP,  MLFI,  MLF Capital,  MLF Holdings and Mr.  Feshbach may be
deemed to beneficially own the shares of Common Stock owned by MLF Partners 100.
The funds used to  purchase  such  shares of Common  Stock came from the working capital of MLF Partners 100. The  aggregate  cost of such shares of Common Stock is approximately $1,112,128.

      Item 4 is hereby amended to add the following:

Item 4.     PURPOSE OF TRANSACTION.

      On July 11, 2007, MLFP transferred  86,909 Shares to MLF Partners 100. The transaction  was solely a change in the form of  ownership  of the Shares by the
Reporting Persons and not an acquisition or sale of any Shares of the Issuer for value.  The  transfer  of Shares was deemed as a  pro-rata  limited  partnership withdrawal from MLFP and subsequent  pro-rata  recontribution  into MLF Partners
100. The purpose of the transaction was to ensure MLFP's compliance with Section
3(c)(7) of the  Investment  Company Act of 1940,  as amended  (the "1940  Act").
Accordingly, all investors of MLFP who did not qualify as "qualified purchasers"
under Section 3(c)(7) of the 1940 Act had their interests in MLFP transferred to
MLF Partners 100.

      Items 5(a) and (b) are amended in their entirety to read as follows:

Item 5.     INTERESTS IN SECURITIES IN THE ISSUER.

      (a) Each of MLFI and Mr. Feshbach  beneficially  owns 2,208,351  shares of
Common  Stock  or  19.9%  of  the  shares  of  Common  Stock  outstanding.  MLFP beneficially  owns  1,424,935  shares of Common  Stock or 12.8% of the shares of
Common Stock outstanding. Each of MLF Capital and MLF Holdings beneficially owns
1,511,844  shares  of  Common  Stock or  13.6% of the  shares  of  Common  Stock outstanding.  MLF Offshore  Fund I  beneficially  owns 322,186  shares of Common
Stock or 2.9% of the shares of Common Stock  outstanding.  MLF Offshore  Fund II beneficially owns 374,321 shares of Common Stock or 3.4% of the shares of Common
Stock  outstanding.  MLF Partners 100 owns 86,909 shares of Common Stock or 0.8%
of the shares of Common Stock outstanding. The aggregate percentage of shares of
Common Stock reported owned by each person named herein is based upon 11,091,397 shares  of  Common  Stock  outstanding  as of March 12,  2007 (as  disclosed  in
Amendment No.1 of the Issuer's  annual report for the fiscal year ended December
31, 2006 on Form 10-K).

      (b) As the  investment  advisor of MLFP, MLF Offshore Fund I, MLF Offshore
Fund II, and MLF Partners 100, each of MLFI and Mr. Feshbach shares the power to vote and dispose or to direct the vote and  disposition  of 2,208,351  shares of
Common Stock,  or 19.9% of the shares of Common Stock  outstanding.  MLFP shares the power to vote and dispose or to direct the vote and disposition of 1,424,935 shares of Common Stock or 12.8% of the shares of Common Stock  outstanding.  MLF
Partners  100  shares  the power to vote and  dispose  or to direct the vote and disposition  of 86,909  shares of common  stock or 0.8% of the  shares of common stock  outstanding.  As a general partners of MLFP and MLF Partners 100, each of
MLF Capital and MLF  Holdings  shares the power to vote and dispose or to direct the vote and  disposition  of  1,511,844  shares of common stock or 13.6% of the shares of common stock  outstanding.  MLF Offshore  Fund I has the power to vote and dispose or to direct the vote and  disposition  of 322,186  shares of common stock or 2.9% of the shares of common stock  outstanding.  MLF Offshore  Fund II has the power to vote and  dispose  or to  direct  the vote and  disposition  of
374,321  shares  of  common  stock  or  3.4%  of  the  shares  of  common  stock outstanding.

----------------------                                    ----------------------
CUSIP No. 023178 10 6                   13D                  Page 12 of 16 Pages
----------------------                                    ----------------------

      Item 5(c) is hereby amended to include the following:

            On July 11, 2007,  MLFP  transferred  86,909  Shares to MLF Partners
100. The  transaction was solely a change in the form of ownership of the Shares by the  Reporting  Persons and not an  acquisition  or sale of any Shares of the
Issuer  for value.  The  transfer  of Shares  was  deemed as a pro-rata  limited partnership withdrawal from MLFP and subsequent pro-rata recontribution into MLF
Partners 100.

            Other  than the  transactions  described  herein,  there has been no other  transactions  with respect to the Shares  entered  into by the  Reporting
Persons in the immediately  preceding 60 days since the filing of this Amendment
No. 13.

      Item 7 is hereby amended to include the following:

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit No. Description
      ----------- -----------

            3.    Joint Filing Agreement by and among MLF Investments,  LLC, MLF
                  Partners,  L.P.,  MLF Offshore Fund I, Ltd., MLF Offshore Fund
                  II, Ltd.,  MLF Partners  100,  L.P.,  MLF Capital  Management,
                  L.P., MLF Holdings,  LLC and Matthew L.  Feshbach,  dated July
                  31, 2007.

            [The remainder of this page was purposely left blank.]

----------------------                                    ----------------------
CUSIP No. 023178 10 6                   13D                  Page 13 of 16 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2007

                                    /s/ Matthew L. Feshbach
                                    --------------------------------------------
                                    MATTHEW L. FESHBACH

                                    MLF INVESTMENTS, LLC

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name: Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF PARTNERS, L.P.

                                    By: MLF Capital Management, L.P.,
                                        General Partner

                                    By: MLF Holdings, LLC,
                                        General Partner

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name: Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF PARTNERS 100, L.P.

                                    By: MLF Capital Management, L.P.
                                    Title: General Partner

                                    By:  MLF Holdings, LLC
                                    Title: General Partner

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name: Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF OFFSHORE FUND LTD.

                                    By: MLF INVESTMENTS, LLC,
                                        its investment adviser

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name: Matthew L. Feshbach
                                        Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 023178 10 6                   13D                  Page 14 of 16 Pages
----------------------                                    ----------------------

                                    MLF OFFSHORE FUND II LTD.

                                    By: MLF INVESTMENTS, LLC,
                                        its investment adviser

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name: Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF CAPITAL MANAGEMENT, L.P.

                                    By: MLF Holdings, LLC
                                        General Partner

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name:  Matthew L. Feshbach
                                        Title:  President

                                    MLF HOLDINGS, LLC

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name:  Matthew L. Feshbach
                                        Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 023178 10 6                   13D                  Page 15 of 16 Pages
----------------------                                    ----------------------

EXHIBIT 3

                      AGREEMENT TO FILE JOINT SCHEDULE 13D

      Pursuant  to  Regulation  Section  240.13d-1(k)(1)  promulgated  under the
Securities  Exchange  Act of 1934,  the  undersigned  hereby agree that only one statement containing the information required on Schedule 13D need be filed with respect to beneficial  ownership by each of the  undersigned  of common stock of
Ambassadors International Inc., and that such statement shall be filed on behalf of each of them.

      This  Agreement  may be  executed in any number of  counterparts,  each of which shall be deemed an original.

Dated: July 31, 2007

                                    /s/ Matthew L. Feshbach
                                    --------------------------------------------
                                    MATTHEW L. FESHBACH

                                    MLF INVESTMENTS, LLC

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name: Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF PARTNERS, L.P.

                                    By: MLF Capital Management, L.P.,
                                        General Partner

                                    By: MLF Holdings, LLC,
                                        General Partner

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name: Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF PARTNERS 100, L.P.

                                    By:  MLF Capital Management, L.P.
                                    Title: General Partner

                                    By:  MLF Holdings, LLC
                                    Title: General Partner

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                    Name:  Matthew L. Feshbach
                                    Title:  Managing Member

                                    MLF OFFSHORE FUND LTD.

                                    By: MLF INVESTMENTS, LLC,
                                        its investment adviser

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name: Matthew L. Feshbach
                                        Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 023178 10 6                   13D                  Page 16 of 16 Pages
----------------------                                    ----------------------

                                    MLF OFFSHORE FUND II LTD.

                                    By: MLF INVESTMENTS, LLC,
                                        its investment adviser

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name: Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF CAPITAL MANAGEMENT, L.P.

                                    By: MLF Holdings, LLC
                                        General Partner

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name:  Matthew L. Feshbach
                                        Title:  President

                                    MLF HOLDINGS, LLC

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name:  Matthew L. Feshbach
                                        Title: Managing Member